UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Results of Extraordinary General Meeting of Shareholders of Kookmin Bank

On December 27, 2012, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene an extraordinary general meeting of shareholders (“EGM”), and on such date Kookmin Bank held an EGM at which the agenda item listed below was approved and ratified as originally proposed.

•	Agenda: Appointment of a director of Kookmin Bank

*	Regarding the agenda item listed above, Mr. Jong Kyoo Yoon is planned to be registered as a non-standing director (term of office: January 1, 2013 to December 31, 2013).

Nominee for Non-Standing Director of Kookmin Bank

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jong Kyoo Yoon (Re-appointment) (10/13/1955)	Deputy President & CFO, KB Financial Group

•      Member of Operating Committee, Korea Deposit Insurance Corporation

•      Senior Advisor, Kim & Chang law firm

•      Non-executive Director, KT Corporation

•      Senior Executive Vice President, Retail Banking Group, Kookmin Bank

•      Senior Executive Vice President & CFO, Finance & Strategic Planning Division, Kookmin Bank

•      Senior Partner, Financial Service Leader, Samil PricewaterhouseCoopers

•      Korea Exchange Bank

			• Ph.D. in Business Administration, Sungkyunkwan University • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Sungkyunkwan University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 27, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO